FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Joint Press Release

Purchase of Shell’s Holdings in Distrigas and Fluxys

October 27, 2004

Publigas and Suez-Tractebel have agreed, subject to Board approval of both companies, to exercise their preemption rights regarding 117,106 C shares (16.67%) of Distrigas and Fluxys being sold by Shell. The financial terms of the exercise of these preemption rights were spelled out in a Suez press release dated Sept. 7, 2004. In conformity with article 7.2 of the by-laws of the two companies, the acquired share holdings will be distributed as follows :

•	58,442 shares (8.32%) of Distrigas and Fluxys will be acquired by Suez-Tractebel ;

•	29,221 shares (4.16%) of Distrigas and Fluxys will be acquired by Publigas ;

•	29,443 shares (4.19%) of respectively Distrigas and Fluxys will be acquired by respectively Distrihold and Fluxhold.

Publigas and Suez-Tractebel also agreed to open more general discussions covering their relations with respect to Distrigas and Fluxys.

SUEZ (www.suez.com) is a worldwide industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and supports Paris as the site for the 2012 Olympic Games.

Press contacts Publigas:

Daniël Termont - Chairman

Christian Viaene - Secretary general : 00 32475 26 00 19

Claude Grégoire - Expert

Press contacts SUEZ:	Financial analysts’ contacts:
Belgium: Guy Dellicour: 00 322 370 34 05
France:	Arnaud Erbin: +331 4006 6489
Catherine Guillon: +331 4006 6715	Eléonore de Larboust: +331 4006 1753
Antoine Lenoir: +331 4006 6650	Bertrand Haas: +331 4006 6609

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : October 28, 2004	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary